Exhibit 99.1

TRANSCANADA CORPORATION – SECOND QUARTER 2006

Quarterly Report to Shareholders

Media Inquiries:	Jennifer Varey (403) 920-7859
(800) 608-7859
Analyst Inquiries:	David Moneta/Myles Dougan (403) 920-7911
(800) 361-6522

TransCanada Announces Second Quarter Results
Board Declares Dividend of $0.32 per share

CALGARY, Alberta – July 27, 2006 – (TSX: TRP) (NYSE: TRP)

Second Quarter 2006 Highlights:
(All financial figures are in Canadian dollars unless noted otherwise).

•                  Net income from continuing operations for second quarter 2006 of $244 million or $0.50 per share.

•                  Funds generated from operations for second quarter 2006 of $539 million.

•                  Dividend of $0.32 per common share declared by the Board of Directors.

TransCanada Corporation today announced net income and net income from continuing operations (net earnings) for second quarter 2006 of $244 million or $0.50 per share, compared to $200 million or $0.41 per share for second quarter 2005.  The increase was primarily due to significantly higher net earnings from the Energy segment and lower net expenses in Corporate, partially offset by lower net earnings from the Pipelines segment.  Second quarter 2006 net earnings included a $33 million future income tax benefit ($23 million in the Energy segment and $10 million in Corporate) as a result of a reduction in Canadian federal and provincial corporate income tax rates and a $13 million after-tax gain related to the sale of the company’s general partnership interest in Northern Border Partners, L.P. Second quarter 2005 net earnings included $13 million related to 2004 as a result of a decision from the National Energy Board in April 2005 on Phase II of the Canadian Mainline’s 2004 Tolls and Tariff Application.  Excluding these items, net earnings for second quarter 2006 increased by $11 million or $0.02 per share compared to second quarter 2005.

For the six months ended June 30, 2006, TransCanada’s net earnings were $489 million or $1.00 per share compared to $432 million or $0.89 per share for the same period in 2005.  In addition to the items noted above, net earnings for the six months ended June 30, 2006 include an $18 million after-tax bankruptcy settlement receipt from a former shipper on the Gas Transmission Northwest System and net earnings for the six months ended June 30, 2005 include an after-tax gain of $49 million on the sale of TC PipeLines, LP common units.  Excluding all of the above noted items, net earnings for the six months ended June 30, 2006 increased by $55 million or $0.11 per share compared to the same period in 2005.

Net income for the six months ended June 30, 2006 includes $28 million or $0.06 per share from discontinued operations reflecting settlements received in the first quarter 2006 from bankruptcy claims related to TransCanada’s Gas Marketing business which was divested in 2001.  Net income for the six months ended June 30, 2006 totalled $517 million or $1.06 per share compared to $432 million or $0.89 per share for the same period in 2005.

Funds generated from operations of $539 million and $1,056 million for the three and six months ended June 30, 2006 increased $41 million and $138 million, respectively, when compared to the same periods in 2005.

“TransCanada’s strong operating performance during the first six months of 2006 contributed to continued growth in earnings and funds generated from operations,” said Hal Kvisle, president and chief executive officer.

“The increase in net earnings from our Energy business is evidence that our disciplined approach to growth and value creation is working.  Our focus on acquiring low-cost, competitive power facilities and developing low risk, greenfield power projects is creating real value for our shareholders,” he said.  “TransCanada’s Pipelines business continued to deliver solid results although net earnings declined primarily as a result of lower rates of return on common equity and lower average investment bases on the Canadian Mainline and Alberta System.

“Going forward,” said Mr. Kvisle, “TransCanada remains focused on maximizing the long-term value of our existing asset base and prudently growing our portfolio of high quality, long-life energy infrastructure assets.  We have an excellent portfolio of growth opportunities, with several projects, including the 550 megawatt Bécancour cogeneration plant, the  initial phase of the 740 megawatt Cartier Wind facilities, the Edson natural gas storage facility and the Tamazunchale pipeline in Mexico, all expected to begin commercial operations by the end of the year.

“We also continue to make solid progress on the Bruce Power restart and refurbishment project and to advance the Keystone oil pipeline and the Cacouna and Broadwater LNG facilities through the regulatory process.  We remain committed to pursuing pipeline opportunities to move northern frontier natural gas to growing North American markets.”

Effective June 1, 2006, TransCanada revised the composition and names of its reportable business segments to Pipelines and Energy.  Pipelines is principally comprised of the company’s pipelines in Canada, the United States and Mexico.  Energy includes the company’s power operations, natural gas storage and liquefied natural gas (LNG) businesses in Canada and the United States.  These changes had no impact on consolidated net income.

Recent Developments

Pipelines

•                  Construction of the 125 kilometre Tamazunchale pipeline is nearing completion and on schedule to be placed in service in December 2006.  The US$181 million pipeline will transport natural gas under a long-term (26 year) contract with the Mexican Comisión Federal de Electricidad to an electricity generation station near Tamazunchale, San Luis Potosi, Mexico.  Under the contract, the capacity of the Tamazunchale pipeline will be expanded beginning in 2009 to meet the needs of two additional proposed power plants.

•                  On June 30, 2006, the Gas Transmission Northwest System, TransCanada’s wholly-owned interstate pipeline that serves markets in the U.S. Pacific Northwest and California, filed a rate case with the U.S. Federal Energy Regulatory Commission. The comprehensive filing requested a number of tariff changes including an increase in rates for certain services.  This is the Gas Transmission Northwest System’s first rate case since 1994.

•                  On June 26, 2006, TransCanada filed an application with the Alberta Energy and Utilities Board (EUB), seeking approval to build natural gas transmission infrastructure in northern Alberta which would serve to connect natural gas from the Mackenzie Gas Pipeline Project to the Alberta System.  TransCanada is proposing construction of approximately 103 kilometres of pipeline in two separate sections in the Dickins Lake and Vardie River area at an estimated cost of $212 million.  The timing of construction of the proposed infrastructure remains dependent upon the timing of the Mackenzie Gas Pipeline Project.  Public hearings on the project are now anticipated to conclude in April 2007.

•                  On June 6, 2006, TransCanada advanced the US$2.1 billion Keystone oil pipeline project with the filing of an application with the National Energy Board (NEB) seeking approval to transfer a portion of the Canadian Mainline to the Keystone pipeline for the purpose of transporting crude oil from Alberta to refining centres in the U.S. Midwest.  The transfer application is the first of two major regulatory applications required to obtain approvals necessary to construct the Canadian portion of the Keystone pipeline.  The project will also require regulatory approvals from various U.S. agencies.  The NEB has scheduled an oral public hearing on the application to commence on October 23, 2006.

TransCanada expects to file an application with the NEB for a certificate of public convenience and necessity to construct the required new facilities later this year once environmental assessment work is completed.  TransCanada filed its Preliminary Information Package for the required new facilities with the NEB on July 10, 2006.

TransCanada also continued to consult with stakeholders along the proposed route of the Keystone pipeline in May and June 2006.  Public consultations included a series of open houses relating to the proposed extension of the Keystone pipeline to Cushing, Oklahoma.

TransCanada anticipates holding a binding Open Season on the proposed Cushing Extension later this year.

•                  Details of the natural gas contract between the State of Alaska and North Slope producers regarding the Alaska Highway Pipeline Project were made public in May 2006.  The contract remains contingent on legislative approval and enactment of legislation related to State taxes on crude oil.  The Alaska legislature reconvened in a special session beginning July 12, 2006 to consider the petroleum production tax legislation.  TransCanada looks forward to working with the State and producers to bring Alaska natural gas to market.

•                  The series of transactions that will result in a subsidiary of TransCanada becoming the operator of Northern Border Pipeline Company (Northern Border) in early second quarter 2007 closed on April 6, 2006.  As part of the series of transactions, TC PipeLines, LP acquired an additional 20 per cent interest in Northern Border bringing its total general partnership interest in Northern Border to 50 per cent.  A subsidiary of TransCanada is the general partner of TC PipeLines, LP.  TransCanada owns 13.4 per cent of the partnership’s common units.

Energy

•                  Construction is nearing completion on the 550 megawatt (MW) Bécancour cogeneration plant with successful testing and other related start-up activities completed in late second quarter 2006.  The plant, near Trois-Rivières, Québec, is scheduled to begin commercial operations in fall 2006. The facility will supply electricity to Hydro-Québec Distribution under a long-term contract as well as provide a source of competitively priced steam for adjacent industrial processes.

•                  In June, Cartier Wind began construction on the 100.5 MW Anse à Valleau wind farm, the second of the six wind farms that comprise the Cartier Wind project in the Gaspé region of Québec.  The Anse à Valleau wind farm is expected to deliver energy to the Hydro-Québec grid by December 2007.  Construction continues on the 109.5 MW Baie des Sables wind farm and remains on schedule for completion in December 2006.  TransCanada has a 62 per cent interest in the Cartier Wind project which was awarded six projects by Hydro-Québec Distribution in October 2004 representing a total of 739.5 MW.

•                  The Bruce A restart and refurbishment project reached a key milestone on July 5, 2006 when the Canadian Nuclear Safety Commission accepted Bruce Power’s Environmental Assessment (EA), presented at a public hearing May 19, 2006.  Completion of the EA enables Bruce Power to move to the next stage of restart activities.  This is the first life extension undertaken on a CANDU nuclear power plant in Canada.  The restart and refurbishment project, initially announced in October 2005, will return another 1,500 MW of generating capacity to Ontario, commencing in late 2009.

•                  Construction also continues on the Edson natural gas storage facility in Alberta.  The Edson facility is expected to have a working natural gas capacity of approximately 60 petajoules and will connect to the Alberta System.  Storage capacity is expected to be available commencing later this year.

•                  In April 2006, the Portlands Energy Centre (PEC) commenced preliminary site work in preparation for construction of a 550 MW high efficiency, combined-cycle generating station in downtown Toronto.  PEC is a partnership between TransCanada and Ontario Power Generation.  The partners continue to negotiate a long-term power purchase arrangement with the Ontario Power Authority.

•                  Hearings on the Cacouna Energy project before a joint review panel of the Canadian Environmental Assessment Agency and Québec’s Bureau d’audiences publiques sur l’environnement concluded June 15, 2006.  Regulatory decisions are expected by the end of 2006. The LNG receiving terminal, designed to regasify approximately 500 million cubic feet of natural gas per day, is expected to be operational in late 2009 or early 2010.  Another milestone of the project was achieved in early April with the awarding of the contract for front-end engineering and design work to an international consortium of engineering and construction firms.  Cacouna Energy is a partnership between TransCanada and Petro-Canada.

•                  Broadwater Energy filed a Coastal Zone Management Act application with the State of New York in April 2006 relating to the proposed Broadwater LNG project in Long Island Sound.  Pending regulatory approvals, Broadwater plans to begin operation in late 2010 and is designed to regasify one billion cubic feet of natural gas per day.  Broadwater is a partnership between TransCanada and Shell US Gas & Power LLC.

Teleconference

TransCanada will hold a teleconference today at 2 p.m. (Mountain) / 4 p.m. (Eastern) to discuss the second quarter 2006 financial results and general developments and issues concerning the company.  Analysts, members of the media and other interested parties wanting to participate should phone 1-866-898-9626 or 416-340-2216 (Toronto area) at least 10 minutes prior to the start of the teleconference.  No passcode is required.  A live webcast of the teleconference will also be available on TransCanada’s website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada’s executive management, followed by a question and answer period for investment analysts.  A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) August 3, 2006.  Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 3192148.  The webcast will be archived and available for replay on www.transcanada.com.

About TransCanada

TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure.  TransCanada’s network of more than 41,000 kilometres (25,600 miles) of wholly-owned pipeline transports the majority of Western Canada’s natural gas production to key Canadian and U.S. markets.  A growing independent power producer, TransCanada owns, or has interests in, approximately 6,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.